Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	June 30,
(Thousands of Dollars)	2016	2015

INCOME
Operating Revenues:
Utility and Energy Marketing Revenues	$628,798	$880,755
Exploration and Production and Other Revenues	620,568	743,107
Pipeline and Storage and Gathering Revenues	211,639	202,612
	1,461,005	1,826,474

Operating Expenses:
Purchased Gas	152,424	373,561
Operation and Maintenance:
Utility and Energy Marketing	198,000	198,136
Exploration and Production and Other	167,425	189,208
Pipeline and Storage and Gathering	87,817	79,466
Property, Franchise and Other Taxes	82,925	90,158
Depreciation, Depletion and Amortization	264,160	369,202
Impairment of Oil and Gas Producing Properties	1,332,749	709,060
	2,285,500	2,008,791

Operating Loss	(824,495)	(182,317)

Other Income (Expense):
Interest Income	4,932	4,480
Other Income	10,575	7,251
Interest Expense on Long-Term Debt	(117,280)	(89,327)
Other Interest Expense	(4,111)	(4,005)

Loss Before Income Taxes	(930,379)	(263,918)

Income Tax Benefit	(414,166)	(129,624)

Net Loss Available for Common Stock	$(516,213)	$(134,294)

Earnings (Loss) Per Common Share:
Basic:
Net Loss Available for Common Stock	$(6.09)	$(1.59)

Diluted:
Net Loss Available for Common Stock	$(6.09)	$(1.58)

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	84,735,887	84,275,859

Used in Diluted Calculation	84,735,887	85,195,855